

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2008

Via U.S. Mail

Mr. Gary L. Cook
Chief Financial Officer
Cognigen Networks, Inc.
10757 S. Riverfront Pkwy, Suite 125
South Jordan, UT 84095

      RE: Cognigen Networks, Inc.
              Form 10-KSB for the fiscal year ended June 30, 2007
              Filed October 15, 2007
              File No. 000-11730

Dear Mr. Cook:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director